November 25, 2008

Annete Banks
Chief Executive Officer
Habersham Bancorp
282 Historic Highway 441 North
Cornelia, Georgia 30531

RE: Habersham Bancorp, Inc.
   Pre 14A
   File Number 0-13153

Dear Ms. Banks:

        We have completed our review of your Preliminary Proxy Statement on Schedule
14A and have no further comments at this time.

                                        Sincerely,

                                        David S. Lyon
                                        Senior Financial Analyst